UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Digital Fusion, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   25386R-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 G. Stewart Hall
                                Madison Run, LLC
                        1331 H Street, N.W. - 12th Floor
                              Washington, DC 20005
                                 (202) 842-5077
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 11, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

     This Amendment No. 1 to Schedule 13D amends and supplements the original
Schedule 13D (the "Schedule 13D"), with respect to Madison Run LLC's investment in the common stock of Digital Fusion, Inc. Only those items which are hereby reported are amended. All other items remain unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in Schedule 13D.

Item 7. Material to Be Filed as Exhibits


     The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit R         Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  MADISON RUN, LLC
                                  By: Madison Run Holdings, LLC, general manager


Date:  August 16, 2004            By: /s/ G. STEWART HALL
                                      -------------------------------
                                      G. Stewart Hall, member-manager
                                      Madison Run Holdings, LLC

                                  MADISON RUN HOLDINGS, LLC

Date:  August 16, 2004            By: /s/ G. STEWART HALL
                                      -------------------------------
                                      G. Stewart Hall, member-manager


Date:  August 16, 2004                /s/ G. STEWART HALL
                                      -------------------------------
                                      G. Stewart Hall

Date:  *                                      *
                                      -------------------------------
                                      Wayne L. Berman

Date:  *                                      *
                                      -------------------------------
                                      James J. Baker

Date:  *                                      *
                                      -------------------------------
                                      Johnson M. Green

Date:  *                                      *
                                      -------------------------------
                                      Thomas J. Young

Date:  *                                      *
                                      -------------------------------
                                      Virginia Wright

Date:  *                                      *
                                      -------------------------------
                                      Gary S. Ryan

Date:  *                                      *
                                      -------------------------------
                                      H. Ray Cole, Jr.

Date:  *                                      *
                                      -------------------------------
                                      Andrew K. Maloney

Date:  August 16, 2004                /s/ G. STEWART HALL
                                      -------------------------------
                                      By: G. Stewart Hall
                                             * Attorney-in-Fact